           Information herein is subject to completion or amendment.

                                     Filed Pursuant to Rule 424(b)(5)
                                     Registration Nos. 333-50559 and 333-52581
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 28, 1998
AND PROSPECTUS DATED MAY 18, 1998)            SUBJECT TO COMPLETION MAY 18, 1998

                                6,375,000 SHARES

                                  [LAMAR LOGO]

                              CLASS A COMMON STOCK
                             ---------------------

     All of the 6,375,000 shares of Class A Common Stock, $0.001 par value per share (the "Class A Common Stock"), offered hereby are being issued and sold by Lamar Advertising Company (the "Company"). Certain stockholders of the Company (the "Selling Stockholders") have granted the Underwriters a 30-day option to purchase an additional 956,250 shares of Class A Common Stock; information regarding the Selling Stockholders is included in the Selling Stockholder Prospectus being delivered along with this Prospectus Supplement and the accompanying Base Prospectus. The Class A Common Stock is included for quotation on the Nasdaq National Market under the symbol "LAMR." On May 18, 1998, the last reported sale price for the Class A Common Stock as reported on the Nasdaq National Market was $31.38 per share.

     The Company's authorized capital stock includes the Class A Common Stock and shares of Class B Common Stock, $0.001 par value per share (the "Class B Common Stock"). The economic rights of the Class A Common Stock and the Class B Common Stock (collectively, the "Common Stock") are identical, except that each share of Class A Common Stock entitles the holder thereof to one vote in respect of matters submitted for the vote of holders of Common Stock, whereas each share of Class B Common Stock entitles the holder thereof to ten votes on such matters. Immediately after this offering (this "Offering"), the Reilly Family Limited Partnership, of which Kevin P. Reilly, Jr., the Company's Chief Executive Officer, is managing general partner, will have the power to vote all of the outstanding shares of Class B Common Stock (representing approximately 84.2% of the aggregate voting power of the Common Stock, assuming no exercise of the Underwriters' over-allotment option). Each share of Class B Common Stock converts automatically into one share of Class A Common Stock upon sale or other transfer to a party other than Permitted Transferees (as defined in the accompanying Prospectus). See "Description of Capital Stock" in the accompanying Base Prospectus.
                             ---------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE B-5 OF THE ACCOMPANYING BASE PROSPECTUS AND PAGE SS-3 OF THE ACCOMPANYING SELLING STOCKHOLDERS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

===========================================================================================================================
                                                          PRICE                 UNDERWRITING               PROCEEDS
                                                            TO                 DISCOUNTS AND                  TO
                                                          PUBLIC                COMMISSIONS               COMPANY(1)
---------------------------------------------------------------------------------------------------------------------------
Per Share.......................................            $                        $                        $
---------------------------------------------------------------------------------------------------------------------------
Total(2)........................................            $                        $                        $
===========================================================================================================================

(1) Before deducting expenses of the offering estimated at $         , all of
    which will be paid by the Company.
(2) The Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 956,250 additional shares of Class A Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and proceeds to the Selling
    Stockholders will be $      , $      and $      , respectively. See
    "Underwriting."
                             ---------------------
    The shares of Class A Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if delivered and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Class A Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland,
on or about          , 1998.
BT ALEX. BROWN
             SALOMON SMITH BARNEY

                          NATIONSBANC MONTGOMERY SECURITIES LLC

                                     PRUDENTIAL SECURITIES INCORPORATED

                                             DONALDSON, LUFKIN & JENRETTE
                                                  SECURITIES CORPORATION

        THE DATE OF THIS PROSPECTUS SUPPLEMENT IS                , 1998

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

     This Prospectus Supplement and the accompanying Base Prospectus and Selling Stockholder Prospectus, including documents incorporated by reference, contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve risks and uncertainties that could cause the actual results, performance or achievements of the Company, or industry results, to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the risks and uncertainties described under the caption "Risk Factors" in the accompanying Base Prospectus and Selling Stockholder Prospectus. These forward-looking statements speak only as of the date on which they were made. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                                  THE COMPANY

     Lamar Advertising Company together with its consolidated subsidiaries (collectively, the "Company") is one of the largest and most experienced owners and operators of outdoor advertising structures in the United States. It conducts a business that has operated under the Lamar name since 1902. As of April 30, 1998, the Company operated approximately 52,000 outdoor advertising displays in 34 states. The Company provides a full array of poster and bulletin displays in 62 of its 75 markets. In its remaining 13 markets, the Company operates high-profile bulletin displays along interstate and other major highways. The Company also operates the largest logo sign business in the United States. Logo signs are erected pursuant to state-awarded franchises on public rights-of-way near highway exits and deliver brand name information on available gas, food, lodging and camping services. The Company currently operates logo sign franchises in 18 of the 22 states that have a privatized logo sign program. As of April 30, 1998, the Company maintained over 22,700 logo sign structures containing approximately 68,900 logo advertising displays under these franchises. In addition, the Company operates the tourism signage franchises in four states and the province of Ontario, Canada. The Company has also expanded into the transit advertising business through the operation of displays on bus shelters, bus benches and buses in fourteen of its primary markets and five other markets in the states of South Carolina, Utah and Georgia. For the year ended December 31, 1997, net revenues and EBITDA increased 66.7% and 84.8%, respectively, as compared to the year ended October 31, 1996. For the three months ended March 31, 1998, net revenues and EBITDA increased 54.3% and 61.0%, respectively, as compared to the same period in 1997.

     The Company's strategy is to be the leading provider of outdoor advertising in the markets it serves, with an historical emphasis on providing a full range of outdoor advertising services in middle markets. Important elements of the Company's strategy are its decentralized management structure and its focus on providing high quality local sales and service. In order to be more responsive to local market demands, the Company offers a full complement of outdoor advertising services coupled with local production facilities, management and account executives through its local offices. Local advertising constituted approximately 80% of the Company's outdoor advertising net revenues in calendar 1997, which management believes is higher than the industry average. While maintaining its local focus, the Company seeks to expand its operations within existing and contiguous markets. The Company also pursues expansion opportunities, including acquisitions, in additional markets. In the logo sign business, the Company's strategy is to maintain its position as the largest operator of logo signs in the United States by expanding through the addition of state logo franchises as they are awarded and through possible acquisitions. The Company may also pursue expansion opportunities in transit and other out-of-home media which the Company believes will enable it to leverage its management skills and market position.

     The Company believes that the experience of its senior and local managers has contributed greatly to its success. Its regional managers have been with the Company, on average, for 24 years. The Company emphasizes decentralized local management of operations with centralized support and financial and accounting controls. As a result of this local operating focus, the Company maintains an extensive local presence within its markets and employed a total of 256 local account executives at March 31, 1998. Local account executives are typically supported by additional local staff and have the ability to draw upon the resources of the central office and offices in other markets in the event that business opportunities or customers' needs support such allocation of resources.

                              RECENT DEVELOPMENTS

COMPLETED ACQUISITIONS

     Since January 1, 1998, the Company has acquired the assets of several complementary businesses. The Company believes that these acquisitions allow the Company to capitalize on the operating efficiencies and cross-market sales opportunities.

  The Ragan Acquisition

     On January 2, 1998, the Company acquired all of the outdoor advertising assets of Ragan Outdoor ("Ragan") for a cash purchase price of $25.0 million. This acquisition consisted of a total of 1,300 posters and 170 bulletins in Rockford, Illinois, Cedar Rapids, Iowa and Davenport, Iowa.

  The Derby Acquisition

     On January 8, 1998, the Company acquired all of the assets of Derby Outdoor Advertising ("Derby") for a cash purchase price of approximately $6.0 million. This acquisition consisted of approximately 270 posters and 210 bulletin displays located in Rapid City, South Dakota.

  The Pioneer Acquisition

     On January 30, 1998, the Company acquired the outdoor advertising assets of Pioneer Advertising Company ("Pioneer") for a cash purchase price of $19.2 million. This acquisition consisted of 650 posters and 1,900 bulletin displays located in Springfield and Bonne Terre, Missouri.

  The Northwest Acquisition

     On April 30, 1998, the Company acquired the assets of Northwest Outdoor Advertising, L.L.C. ("Northwest") for a cash purchase price of $68.5 million. This acquisition consisted of approximately 2,500 posters and 1,400 bulletin displays, and provided entry into the states of Washington, Montana, Oregon, Idaho, Wyoming, Nebraska, Nevada and Utah. The Company plans to operate the assets out of four primary offices located in Spokane, Washington, Boise, Idaho, Billings, Montana and Casper, Wyoming.

  Other Acquisitions

     From January 1, 1998 through April 30, 1998, the Company completed 7 other acquisitions of assets located near existing company operations. These acquisitions consisted of a cumulative total of approximately 270 poster and 500 bulletin displays. The cumulative cash purchase price was approximately $11 million.

OTHER ACQUISITION ACTIVITY

  The Sun Acquisition

     On May 7, 1998, the Company entered into an agreement to purchase all of the assets of Sun Media ("Sun") for a cash purchase price of $26.5 million. Upon completion of the Sun acquisition, the Company will add the primary market of Tacoma, Washington with 400 posters and 100 bulletins. The acquisition is subject to the satisfaction of customary closing conditions.

  Other Acquisition

     The Company is in discussions regarding the purchase of all the outstanding capital stock of another outdoor advertising company. The Company currently expects that the purchase price for this acquisition would be approximately $195 million payable in cash and shares of the Company's Class A Common Stock. This acquisition would add approximately 4,200 posters and 2,800 bulletin displays in twelve new primary markets.

     This acquisition is subject to negotiation and execution of a definitive agreement, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the satisfaction of other customary closing conditions and the completion by the owners of the sale of their other outdoor advertising assets to a third party. The Company currently anticipates closing on or around September 30, 1998 subject to satisfaction of closing conditions.

     There can be no assurance that either of the pending acquisitions will be completed or as to the timing of their completion.

NEW CREDIT FACILITY

     The Company is currently negotiating to replace its existing credit facility with a syndicate of commercial lenders (the "Senior Credit Facility") with a new credit agreement (the "New Credit Agreement") agented by Chase Manhattan Bank, the agent under the Senior Credit Facility (the "Agent"). The New Credit Agreement would increase the Company's borrowing availability to $400 million, with a $250 million revolving facility and a $150 million term loan facility. Beginning in the year 2000 there will be quarterly commitment reductions of the revolver and amortization of the term loans, with both facilities maturing on December 31, 2005. Interest on borrowings under the facilities will be calculated, at the Company's option, at a spread above either the "Base Rate" announced by the Agent or the London Interbank Offered Rate ("LIBOR"), such spread to be determined by reference to the Company's trailing leverage ratio (total debt to trailing 12 months EBITDA). The Company also expects that the New Credit Agreement will provide for an uncommitted $100 million incremental facility available at the discretion of the lenders. Lamar Advertising Company's obligations under the New Credit Agreement will be guaranteed by substantially all of its subsidiaries and secured by a pledge of the capital stock of such subsidiaries, both in a manner similar to the Senior Credit Facility. The Company expects that the New Credit Agreement will have restrictive covenants and events of default similar to, but in certain cases less restrictive than, those under the Senior Credit Facility.

     The Company expects the New Credit Agreement will be executed shortly after completion of this Offering. There can be no assurance, however, that the Company will enter into the New Credit Agreement or that its terms will not differ from those described above.

                                  THE OFFERING

Class A Common Stock offered by the
Company.............................     6,375,000 shares

Common Stock to be outstanding after
the Offering........................     35,080,565 shares of Class A Common
                                         Stock(1)(2)
                                         18,762,912 shares of Class B Common
                                         Stock(2)
                                         53,843,477 total shares of Common Stock

Use of proceeds.....................     For general corporate purposes,
                                         including the repayment of a portion of
                                         outstanding senior indebtedness and the
                                         payment of a portion of the purchase
                                         price payable in connection with
                                         acquisitions. See "Use of Proceeds."

Voting rights.......................     The holders of the Class A Common Stock
                                         and the holders of the Class B Common
                                         Stock vote together as a single class
                                         (except as may be otherwise required by
                                         Delaware law) on all matters submitted
                                         to a vote of stockholders, with each
                                         share of Class A Common Stock entitled
                                         to one vote and each share of Class B
                                         Common Stock entitled to ten votes.
                                         Each share of Class B Common Stock
                                         converts automatically into one share
                                         of Class A Common Stock upon the sale
                                         or other transfer of such share of
                                         Class B Common Stock to a person or
                                         entity other than a Permitted
                                         Transferee (as defined under
                                         "Description of Capital Stock -- Common
                                         Stock" in the accompanying Base
                                         Prospectus). Each class of Common Stock
                                         otherwise has identical rights.

Nasdaq National Market Symbol.......     LAMR
---------------

(1) Excludes 1,683,185 shares of Class A Common Stock issuable under outstanding options granted pursuant to the Company's 1996 Equity Incentive Plan.

(2) Assumes no exercise of the over-allotment option.

                                  RISK FACTORS

     Investors should consider the risks involved in an investment in the Class A Common Stock, including potential events which could adversely affect the Company's business. See "Risk Factors" in the accompanying Base Prospectus and Selling Stockholder Prospectus.

                   SELECTED CONSOLIDATED HISTORICAL FINANCIAL
                               AND OPERATING DATA

                                                                                                 THREE MONTHS
                                                                                                     ENDED
                                            YEAR ENDED OCTOBER 31,             YEAR ENDED    ---------------------
                                    ---------------------------------------   DECEMBER 31,   MARCH 31,   MARCH 31,
                                     1993      1994       1995       1996       1997(1)        1997        1998
                                    -------   -------   --------   --------   ------------   ---------   ---------
Net revenues......................  $66,524   $84,473   $102,408   $120,602     $201,062      $37,847     $58,397
Operating Expenses
  Direct advertising expenses.....   23,830    28,959     34,386     41,184       63,390       13,467      20,830
  General and administrative
    expenses......................   19,504    24,239     27,057     29,466       45,368        9,253      13,216
  Depreciation and amortization...    8,924    11,352     14,090     15,549       48,037        6,750      17,605
                                    -------   -------   --------   --------     --------      -------     -------
         Total operating
           expenses...............   52,258    64,550     75,533     86,199      156,795       29,470      51,651
                                    -------   -------   --------   --------     --------      -------     -------
Operating income..................   14,266    19,923     26,875     34,403       44,267        8,377       6,746
                                    -------   -------   --------   --------     --------      -------     -------
Interest expense..................   11,502    13,599     15,783     15,441       38,230        6,944      13,326
Earnings (loss) before income
  taxes and extraordinary items...    1,677     5,227      8,308     17,948        7,495        2,094      (6,156)
Income tax expense (benefit)(2)...      476    (2,072)    (2,390)     7,099        4,654          798      (1,565)
Net earnings (loss)(3)............     (653)    7,299     10,698     10,849        2,841        1,296      (4,591)
OTHER DATA:
EBITDA(4).........................   23,190    31,275     40,965     49,952       92,304       15,127      24,351
EBITDA margin.....................      35%       37%        40%        41%          46%          40%         42%
Capital expenditures:
  Outdoor advertising.............    2,374     4,997      6,643     12,530       23,445        4,578       7,691
  Logos...........................    2,009     2,761      1,567     13,268       10,354          141       1,306
Number of outdoor advertising
  displays(5).....................   17,659    22,369     22,547     24,792       43,343       29,753      47,475
Number of logo advertising
  displays(5).....................   13,820    18,266     24,219     52,414       68,600       64,658      68,935
Cumulative logo sign
  franchises(5)...................        7         7         11         15           18           18          18

                                                                    MARCH 31, 1998
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(6)
                                                              --------    --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  4,041       $ 86,856
Working capital.............................................    16,432         99,247
Total assets................................................   699,542        782,357
Total debt (including current maturities)...................   588,207        479,207
Total long-term obligations.................................   600,470        491,470
Stockholders' equity........................................    68,337        260,152

---------------

(1) In December 1996, the Company changed its fiscal year from October 31 to December 31.

(2) The benefit of the Company's net operating loss carryforward was fully recognized as of October 31, 1995, resulting in the income tax expense shown for the year ended October 31, 1996 and the year ended December 31, 1997.

(3) Includes, in 1993, an extraordinary loss on debt extinguishment, net of an income tax benefit, of $1.9 million.

(4) "EBITDA" is defined as operating income before depreciation and amortization. EBITDA represents a measure which management believes is customarily used to evaluate the financial performance of companies in the media industry. However, EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to operating income or net earnings as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of its liquidity.

(5) As of the end of the period.

(6) Adjusted to give effect to the offering hereby of 6,375,000 shares of Class A Common Stock at an assumed public offering price of $31.38 per share, the last reported sale price on May 18, 1998 as reported by the Nasdaq National Market.

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from this Offering, estimated to be approximately $192 million (assuming a public offering price of $31.38 per share) after deducting underwriting discounts and commissions and estimated fees and expenses, to repay amounts currently outstanding under the Senior Credit Facility. This will increase the amount available for borrowing under the Senior Credit Facility. Borrowings under the Senior Credit Facility bear interest computed as a margin over either The Chase Manhattan Bank's "Base Rate" or LIBOR. The margins range from 0 to 100 basis points and from 100 to 225 basis points over the Base Rate and LIBOR, respectively, depending on the Company's current leverage ratio. The Company plans to finance the cash portion of the purchase price for acquisitions by utilizing the borrowing availability under the Senior Credit Facility. See "Recent Developments -- Pending Acquisitions." Pending such uses, the net proceeds may be invested by the Company in short-term money market instruments. The Company will not receive any proceeds from the sale of any shares sold by the Selling Stockholders in connection with the exercise of the over-allotment option.

                                    BUSINESS

     Lamar Advertising Company is one of the largest and most experienced owners and operators of outdoor advertising structures in the United States. It conducts a business that has operated under the Lamar name since 1902. As of April 30, 1998, the Company operated approximately 52,000 outdoor advertising displays in 34 states. The Company provides a full array of poster and bulletin displays in 62 of its 75 markets. In its remaining 13 markets, the Company operates high-profile bulletin displays along interstate and other major highways. The Company also operates the largest logo sign business in the United States. Logo signs are erected pursuant to state-awarded franchises on public rights-of-way near highway exits and deliver brand name information on available gas, food, lodging and camping services. The Company currently operates logo sign franchises in 18 of the 22 states that have a privatized logo sign program. As of April 30, 1998, the Company maintained over 22,700 logo sign structures containing approximately 68,900 logo advertising displays under these franchises. In addition, the Company operates the tourism signage franchises in four states and the province of Ontario, Canada. The Company has also expanded into the transit advertising business through the operation of displays on bus shelters, bus benches and buses in fourteen of its primary markets and five other markets in the states of South Carolina, Utah and Georgia.

OUTDOOR ADVERTISING MARKETS

     The following table sets forth certain information regarding the Company's existing primary outdoor advertising markets listed in order of net revenue by state and primary market.

                                                                                     NUMBER
                                                                                 OF DISPLAYS(3)
                                                                              --------------------
                  STATE/PRIMARY MARKET(1)                    MARKET RANK(2)   BULLETINS    POSTERS
                  -----------------------                    --------------   ---------    -------
PENNSYLVANIA
  York.....................................................       103             264       1,113
  Allentown................................................        65             266           0
  Reading..................................................       130             192         551
  Williamsport.............................................       240             202         715
  Erie.....................................................       152             161         510
  Altoona..................................................       234              57         430
                                                                               ------      ------
          Total............................................                     1,142       3,319
LOUISIANA
  Baton Rouge..............................................        81             395         553
  Shreveport...............................................       127             330         714
  Lafayette................................................        98             290         348
  Lake Charles.............................................       203             251         282
  Monroe...................................................       226             194         440
  New Orleans..............................................        39              65           0
  Houma....................................................        --              60         298
  Alexandria...............................................       199             142         330
  Hammond..................................................        --             197         131
  Slidell..................................................        --              46           0
                                                                               ------      ------
          Total............................................                     1,970       3,096
TENNESSEE
  Nashville................................................        44             677       1,109
  Knoxville................................................        68             652         924
  Clarksville..............................................        --             153         412
                                                                               ------      ------
          Total............................................                     1,482       2,445

                                                                                     NUMBER
                                                                                 OF DISPLAYS(3)
                                                                              --------------------
                  STATE/PRIMARY MARKET(1)                    MARKET RANK(2)   BULLETINS    POSTERS
                  -----------------------                    --------------   ---------    -------
FLORIDA
  Pensacola................................................       125             303         678
  Lakeland.................................................       104             501         392
  Fort Myers...............................................        76             141         294
  Panama City..............................................       225             295         431
  Tallahassee..............................................       167             177         262
  Fort Walton..............................................       205             187         222
  Daytona Beach............................................        93              57         309
                                                                               ------      ------
          Total............................................                     1,661       2,588
GEORGIA
  Atlanta..................................................        12             305           0
  Savannah.................................................       154             226         436
  Augusta..................................................       107             267         487
  Valdosta.................................................        --             314         266
  Albany...................................................       243             154         292
  Brunswick................................................        --             144         158
                                                                               ------      ------
          Total............................................                     1,410       1,639
NEW YORK
  Buffalo..................................................        40             136       1,221
  Rochester................................................        46              79         593
  Syracuse.................................................        70              74         699
                                                                               ------      ------
          Total............................................                       289       2,513
MISSISSIPPI
  Jackson..................................................       118             714         646
  Gulfport.................................................       134             330         391
  Hattiesburg..............................................        --             282         169
                                                                               ------      ------
          Total............................................                     1,326       1,206
VIRGINIA
  Richmond.................................................        56             372       1,021
  Roanoke..................................................       102             258         751
                                                                               ------      ------
          Total............................................                       630       1,772
TEXAS
  Brownsville..............................................        63             203         854
  Houston..................................................         9             257           0
  Beaumont.................................................       128             188         319
  Corpus Christi...........................................       126             193         532
  Wichita Falls............................................       235             166         151
  Laredo...................................................       210              80         360
                                                                               ------      ------
          Total............................................                     1,087       2,216
ALABAMA
  Mobile...................................................        84             804         639
  Montgomery...............................................       140             457         523
                                                                               ------      ------
          Total............................................                     1,261       1,162
MICHIGAN
  Detroit..................................................         6             502           0
WEST VIRGINIA
  Wheeling.................................................       215             170         552
  Huntington...............................................       139              92         494
  Bridgeport...............................................        --             121         300
  Bluefield................................................        --             301         295
                                                                               ------      ------
          Total............................................                       684       1,641

                                                                                     NUMBER
                                                                                 OF DISPLAYS(3)
                                                                              --------------------
                  STATE/PRIMARY MARKET(1)                    MARKET RANK(2)   BULLETINS    POSTERS
                  -----------------------                    --------------   ---------    -------
OHIO
  Youngstown...............................................        92             292         586
  Dayton...................................................        54               2         515
                                                                               ------      ------
          Total............................................                       294       1,101
COLORADO
  Colorado Springs.........................................        95             163         349
  Denver...................................................        23             170           0
                                                                               ------      ------
          Total............................................                       333         349
SOUTH CAROLINA
  Columbia.................................................        88             355         597
MISSOURI
  Statewide Highways.......................................       N/A             880           0
  Springfield..............................................       N/A           1,290         603
  East Missouri............................................                       618         175
                                                                               ------      ------
          Total............................................                     2,788         778
KENTUCKY
  Lexington................................................       105             112         521
  Louisville...............................................        50              33           0
                                                                               ------      ------
          Total............................................                       145         521
NORTH CAROLINA
  Statewide Highways.......................................       N/A             883         131
KANSAS
  Kansas City..............................................        27             221           0
ARIZONA
  Phoenix..................................................        18             134           0
CALIFORNIA
  Sacramento...............................................        28              59           0
MONTANA
  Billings.................................................       238             493         527
WASHINGTON
  Spokane..................................................        87             107         660
IDAHO
  Boise....................................................       129             841         256
WYOMING
  Casper...................................................       263             536         442
SOUTH DAKOTA
  Rapid City...............................................       248             625         272
IOWA
  Davenport/Quad Cities....................................       132              60         761
  Cedar Rapids.............................................       197              31         175
                                                                               ------      ------
          Total............................................                        91         936
ILLINOIS
  Rockford.................................................       149              81         390
          TOTAL............................................                    21,430      30,557
                                                                               ======      ======

LOGO SIGN FRANCHISES

     The following table sets forth certain information regarding the Company's logo business operations. As of March 31, 1998, the Company operated approximately 68,900 logo advertising displays.

                                       # OF LOGO
 YEAR                                 ADVERTISING
AWARDED           FRANCHISE            DISPLAYS
-------           ---------           -----------
 1989     Nebraska(4)..............        853
 1989     Oklahoma.................      1,495
 1990     Utah.....................      1,756
 1991     Missouri(5)..............      8,400
 1992     Ohio(4)..................      5,953
 1993     Texas....................      3,937
 1993     Mississippi..............      3,171
 1995     Georgia..................     10,581
 1995     Minnesota................      2,838
 1995     South Carolina...........      2,242

                                       # OF LOGO
 YEAR                                 ADVERTISING
AWARDED           FRANCHISE            DISPLAYS
-------           ---------           -----------
 1996     Virginia.................      7,544
 1996     Michigan(4)..............      1,480
 1996     Tennessee................      4,574
 1996     Kansas...................      2,307
 1996     New Jersey...............      1,221
 1996     Florida..................      4,873
 1996     Kentucky(4)..............      5,049
 1996     Nevada...................        661
          Total....................     68,935
                                        ======

---------------

(1) Includes additional or outlying markets served by the office in the applicable market.

(2) Indicates the Winter 1997 Arbitron Radio Metro Market ranking for the market within which the office is located. The Company believes that Metro Market ranking, which ranks, according to population of persons 12 years or older, the largest 263 markets in the U.S., is a standard measure of market size used by the media industry. Where no market ranking is shown, such market is not ranked by Arbitron.

(3) The display count is as of March 31, 1998, pro forma for all acquisitions completed as of April 30, 1998.

(4) Excludes tourist oriented directional logo signs operated by the Company pursuant to its franchise with the state.

(5) Franchise operated by a 66.7% owned partnership.

                                   MANAGEMENT

     The executive officers and directors of the Company as of April 30, 1998 were as follows:

                                                                                           YEARS WITH
NAME                                    AGE                     TITLE                      THE COMPANY
----                                    ---                     -----                      -----------
Kevin P. Reilly, Jr..................   43    Chairman, President, Chief Executive
                                              Officer and Director                             20
Keith A. Istre.......................   45    Chief Financial Officer, Treasurer and
                                              Director                                         20
Charles W. Lamar, III................   49    General Counsel, Secretary and Director          16
Gerald H. Marchand...................   67    Vice President, Regional Manager of Baton
                                                Rouge Region, and Director                     39
T. Everett Stewart, Jr...............   44    President of Interstate Logos, Inc., a
                                              subsidiary of the Company, and Director          18
Jack S. Rome, Jr.....................   49    Director                                         --
William R. Schmidt...................   46    Director                                         --

     Kevin P. Reilly, Jr. has served as the Company's President and Chief Executive Officer since February 1989 and as a director of the Company since February 1984. Mr. Reilly served as President of the Company's Outdoor Division from 1984 to 1989. Mr. Reilly, an employee of the Company since 1978, has also served as Assistant and General Manager of the Company's Baton Rouge Region and Vice President and General Manager of the Louisiana Region. Mr. Reilly received a B.A. from Harvard University in 1977.

     Keith A. Istre has been Chief Financial Officer of the Company since February 1989 and a director of the Company since February 1991. Mr. Istre joined the Company as Controller in 1978 and became Treasurer in 1985. Prior to joining the Company, Mr. Istre was employed by a public accounting firm in Baton Rouge from 1975 to 1978. Mr. Istre graduated from the University of Southwestern Louisiana in 1974 with a degree in accounting.

     Charles W. Lamar, III joined the Company in 1982 as General Counsel and has been a director of the Company since June 1973. Prior to joining the Company, Mr. Lamar maintained his own law practice and was employed by a law firm in Baton Rouge. Mr. Lamar received a B.A. in Philosophy from Harvard University in 1971, a M.A. in Economics from Tufts University in 1972 and a J.D. from Boston University in 1975.

     Gerald H. Marchand has been Regional Manager of the Baton Rouge Region, which encompasses operations in Louisiana, Mississippi and Texas, since 1988 and a director of the Company since 1978. He began his career with the Company in leasing and went on to become President of the Outdoor Division. He has served as General Manager of the Lake Charles and Mobile operations. Mr. Marchand received a Masters in Education from Louisiana State University in 1955.

     T. Everett Stewart, Jr. has been President of Interstate Logos, Inc. since 1988, and has recently been named a director. He served as Regional Manager of the Company's Baton Rouge Region from 1984 to 1988. Previously, he served the Company as Sales Manager in Montgomery and General Manager of the Monroe and Alexandria operations. Before joining the Company in 1979, Mr. Stewart was employed by the Lieutenant Governor of the State of Alabama and by a United States Senator from the State of Alabama. Mr. Stewart received a B.S. in Finance from Auburn University in 1976.

     Jack S. Rome, Jr. has been a director of the Company since 1974. Since 1988, Mr. Rome has been President of No Fault Industries, Inc., a construction company specializing in outdoor recreational facilities. Mr. Rome has also served as President of Jack Rome, Jr. & Associates, Inc., a management consulting company, since October 1987. Mr. Rome served the Company in various capacities from 1975 to 1986. Mr. Rome received his B.S. in accounting from Southeastern Louisiana University in 1971.

     William R. Schmidt became a director of the Company in 1994. He is an officer of Pacific Mutual Life Insurance Company in its Securities Department, where he has been employed since 1990. He has a B.S. in Finance from Pennsylvania State University and an MBA from the Amos Tuck School of Business at Dartmouth College.

     Kevin P. Reilly, Jr. and Charles W. Lamar, III are cousins.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters") have severally agreed to purchase from the Company the following respective number of shares of Class A Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement.

                                                               NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                           -----------
BT Alex. Brown Incorporated.................................
Smith Barney Inc............................................
NationsBanc Montgomery Securities LLC.......................
Prudential Securities Incorporated..........................
Donaldson, Lufkin & Jenrette Securities Corporation.........
                                                              -----------
          Total.............................................    6,375,000
                                                              ===========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Class A Common Stock offered hereby if any such shares are taken.

     The Company has been advised by the Underwriters that the Underwriters propose to offer the shares of Class A Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $
per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $     per share to certain other dealers. After the
initial public offering, the offering price and other selling terms may be changed by the Underwriters.

     The Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus Supplement, to purchase up to 956,250 additional shares of Class A Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. Assuming that the Underwriters exercise such option in full, the following persons will sell the following respective amounts: Reilly Family Limited Partnership, 645,469 shares; Charles
W. Lamar, III, 119,531 shares; Mary Lee Lamar Dixon, 71,719 shares; Allison J. Lamar, 23,906 shares; Courtney J. Lamar, 47,812 shares; and Madison C. Lamar, 47,813 shares. In the event that the Underwriters exercise such option in part, the number of shares to be sold by each such person will be reduced pro rata. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Class A Common Stock to be purchased by it shown in the above table bears to 6,375,000, and the Selling Stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Class A Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 6,375,000 shares are being offered. Information regarding the Selling Stockholders is contained in the Selling Stockholder Prospectus delivered together with this Prospectus Supplement and the accompanying Base Prospectus.

     Stockholders of the Company holding in the aggregate approximately 24,199,489 shares of Common Stock have agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock without the prior consent of BT Alex. Brown Incorporated.

     In connection with this Offering, certain Underwriters and their respective affiliates may engage in passive market making transactions on the Nasdaq National Market immediately prior to the Offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Class A

Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Class A Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     To facilitate the offering of the Class A Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Class A Common Stock. Specifically, the Underwriters may over-allot shares of the Class A Common Stock in connection with this Offering, thereby creating a short position in the Underwriters' syndicate account. Additionally to cover such over-allotments or to stabilize the market price of the Class A Common Stock, the Underwriters may bid for, and purchase, shares of the Class A Common Stock in the open market. Any of these activities may maintain the market price of the Class A Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Class A Common Stock offered hereby will be passed upon for the Company by Palmer & Dodge LLP, Boston, Massachusetts. Certain matters will be passed upon for the Underwriters by Piper and Marbury L.L.P.

=========================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR EITHER PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THIS PROSPECTUS SUPPLEMENT NOR EITHER PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR EITHER PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                               PAGE
                                               ----
               PROSPECTUS SUPPLEMENT
The Company..................................   S-3
Recent Developments..........................   S-4
The Offering.................................   S-6
Risk Factors.................................   S-6
Selected Consolidated Historical Financial
  and Operating Data.........................   S-7
Use of Proceeds..............................   S-8
Business.....................................   S-9
Management...................................  S-13
Underwriting.................................  S-14
Legal Matters................................  S-15
                  BASE PROSPECTUS
Available Information........................   B-3
Incorporation of Certain Documents by
  Reference..................................   B-3
Note Regarding Forward-Looking Statements....   B-4
Risk Factors.................................   B-5
The Company..................................   B-9
Use of Proceeds..............................  B-10
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends..................  B-10
General Description of Offered Securities....  B-10
Description of Debt Securities...............  B-10
Description of Preferred Stock...............  B-18
Description of Class A Stock.................  B-19
Description of Warrants......................  B-20
Plan of Distribution.........................  B-22
Legal Matters................................  B-23
Experts......................................  B-23
          SELLING STOCKHOLDER PROSPECTUS
The Company..................................  SS-2
Available Information........................  SS-2
Incorporation of Certain Documents by
  Reference..................................  SS-2
Risk Factors.................................  SS-3
Use of Proceeds..............................  SS-8
Selling Stockholders.........................  SS-8
Plan of Distribution.........................  SS-9
Legal Matters................................  SS-9
Experts......................................  SS-9

=========================================================
=========================================================

                                6,375,000 SHARES

                           LAMAR ADVERTISING COMPANY

                              CLASS A COMMON STOCK

                                  [LAMAR LOGO]

                   ------------------------------------------

                             PROSPECTUS SUPPLEMENT
                   ------------------------------------------
                                 BT ALEX. BROWN

                              SALOMON SMITH BARNEY

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                       PRUDENTIAL SECURITIES INCORPORATED

                          DONALDSON, LUFKIN & JENRETTE
                SECURITIES CORPORATION
                                            , 1998

=========================================================